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                           Filed by Micron Electronics, Inc.
                           Pursuant to Rule 425 under the Securities Act of 1933 And deemed filed pursuant to Rule 14a-6 under the Securities Exchange Act of 1934

                           Subject Company: Interland, Inc.
                           Commission File No. 333-61368

Micron Electronics, Inc. issued a press release on July 5, 2001 relating to its proposed merger with Interland. The text of the press release follows:


FOR IMMEDIATE RELEASE

Contacts:

Micron Electronics Investor Relations:         Interland Investor Relations:
Erik Heinicke                                  Nancy de Jonge
415-717-9470                                   877-216-3820

Micron Electronics Media Relations:            Interland Media Relations:
Kelly Kenneally                                Sara Stutzenstein
208-493-2118                                   404-720-3738

                  MICRON ELECTRONICS AND INTERLAND JOINT PROXY
                    STATEMENT/PROSPECTUS DECLARED EFFECTIVE

                SHAREHOLDER MEETINGS SET FOR AUGUST 6 IN ATLANTA

NAMPA, Idaho, and ATLANTA, July 5, 2001-- Micron Electronics, Inc. (Nasdaq:
MUEI) and Interland, Inc. (Nasdaq: ILND) today announced that the companies' Joint Proxy Statement/Prospectus relating to the previously announced acquisition of Interland by Micron Electronics has been declared effective by the Securities and Exchange Commission and filed electronically. The companies announced the signing of a definitive merger agreement on March 23, 2001.

The companies also announced that on May 11, 2001, the waiting period for antitrust review of the proposed acquisition under the Hart-Scott-Rodino Act expired without inquiry from the Department of Justice.

Proxy materials will be mailed to shareholders July 6, 2001. The companies will hold shareholder meetings on August 6, 2001 for shareholders of record on July 2, 2001, to vote on the transaction. The meeting for Interland shareholders will take place at 9:00 a.m. (EDT) at Interland headquarters, 303 Peachtree Center Avenue, Atlanta. The meeting for Micron Electronics shareholders will take place at 11:00 a.m. (EDT) at Embassy Suites Atlanta Downtown, 267 Marietta Street, Atlanta.

ABOUT MICRON ELECTRONICS


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Micron Electronics, Inc. (NASDAQ: MUEI) is the parent company of HostPro, Inc., a leading provider of infrastructure, Web site, and hosted software applications to small and medium businesses around the world. HostPro manages more than 147,000 hosted Web sites and more than 79,700 paid hosting accounts. More information about Micron Electronics can be found at www.micronelectronics.com. More information about HostPro can be found at www.hostpro.com.

ABOUT INTERLAND

Interland, Inc. is a leader in providing managed Web hosting services for over 89,000 Web sites around the world. According to International Data Corporation
(IDC), Interland is the sixth largest hosting company in terms of total customer accounts. Interland is one of the leading hosting companies in the rapidly growing hosting market, expected to reach $24.8 billion by 2004. The company provides a full spectrum of managed hosting services, including system monitoring and reporting, managed backup and recovery, and system administration services, as well as e-commerce solutions, Web design, and business applications hosting. More information about Interland can be found at www.interland.com.

FORWARD-LOOKING STATEMENTS

Except for the historical information contained in this press release, statements in this press release may be considered forward-looking statements. These forward-looking statements include, but are not limited to: the timing and approval of the merger by Micron Electronics' and Interland's shareholders; the successful completion of the merger. Actual results may differ materially from those contained in the forward-looking statements in this press release. Factors which could affect these forward-looking statements include but are not limited to: failure of the Interland merger to close due to the failure of the stockholders of Micron Electronics or Interland to approve the merger. Certain of these and other risks associated with Micron Electronics' business are discussed in more detail in its public filings with the Securities and Exchange Commission, including its Annual Report on Form 10-K, its Quarterly Reports on Form 10-Q and its Current Reports on Form 8-K. Investors should not place undue reliance on these forward-looking statements, which speak only as of the date of this press release.

WHERE YOU CAN FIND ADDITIONAL INFORMATION:

Investors and security holders of both Micron Electronics and Interland are advised to read the joint proxy statement/prospectus regarding the merger because it contains important information. Micron Electronics has filed a Form S-4 registration statement regarding the merger with the Securities and Exchange Commission, and Micron Electronics and Interland have mailed a joint proxy statement/prospectus about the merger to their respective shareholders. Such joint proxy statement/prospectus has been filed with the Securities and Exchange Commission by both companies. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus as well as the annual report, quarterly reports, current reports and other documents filed by the companies at the Securities and Exchange Commission's web site at http://www.sec.gov. The joint proxy statement/prospectus and such other documents may also be obtained free of charge from Micron Electronics or Interland.


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Micron Electronics and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Micron Electronics' Proxy Statement for its 2000 Annual Meeting of Stockholders filed with the Securities and Exchange Commission on October 26, 2000 and a description of any interests that they have in the merger are available in the joint proxy statement/prospectus. Micron Electronics' Proxy Statement for the 2000 Annual Meeting and the joint proxy statement/prospectus are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Micron Electronics.

Interland and its officers and directors may be deemed to be participants in the solicitation of proxies from shareholders of Micron Electronics and Interland with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Interland 's Annual Report on Form 10-K for the year ended December 31, 2000, as amended May 1, 2001, and a description of any interests that they have in the merger are available in the joint proxy statement/prospectus. Interland's Form 10-K, as amended, and the joint proxy statement/prospectus are available free of charge at the Securities and Exchange Commission's web site at http://www.sec.gov and from Interland.

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